

September 28, 2012

Via E-mail
Theodore Gazulis
Chief Financial Officer
Resolute Energy Corporation
1675 Broadway, Suite 1950
Denver, Colorado 80202

> **Re:** **Resolute Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 001-34464**

Dear Mr. Gazulis:

We have reviewed your letter dated September 13, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2 – Business and Properties, page 1

Estimated Net Proved Reserves, page 8

1. We note your response to comment 2 in our letter dated August 29, 2012. The information provided with regard to the Aneth Unit Phase 4 CO_2 flood and plant project and the McElmo Creek Unit DC IIC water and CO_2 flood and plant project indicates that both will be substantially completed by the fourth quarter of 2014. Please tell us when the proved undeveloped reserves associated with these projects are expected to be converted to proved developed status.

Theodore Gazulis
Resolute Energy Corporation
September 28, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director